UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2018

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On September 21, 2018, Avino Silver & Gold Mines, Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with H.C. Wainwright & Co., LLC, as representative of the underwriters named therein (“Underwriters”), relating to the Offering, issuance and sale (the “Offering”) of 6,239,867 of our common shares and warrants to purchase up to 6,239,867 common shares and the common shares that are issuable from time to time upon exercise of the warrants. The common shares and the warrants will be sold in fixed combination, with one warrant to purchase one common shares accompanying each common share sold. The combined purchase price per common share and warrant is $0.65 for an aggregate gross proceeds of $4,055,914.

Each warrant will have an exercise price of $0.80 per common share, will be exercisable immediately by the holders upon issuance and has a term of five years from the initial exercise date. The common shares and the warrants are immediately separable and will be issued separately, but must be purchased together in this Offering. There is not expected to be any trading market for the warrants issued in the Offering.

Pursuant to the Underwriting Agreement, the Underwriters have agreed to purchase the common shares and accompanying warrants from the Company at a price of $0.6045 per share and accompanying warrant, which will result in approximately $3,422,000 (excluding the purchase of any common shares or warrants pursuant to the overallotment option granted to the Underwriters) of net proceeds to the Company after deducting the underwriting discount and estimated offering expenses. The Offering is expected to close on or about September 25, 2018, subject to customary closing conditions including obtaining NYSE American and TSX approvals. The Company intends to allocate the net proceeds of the Offering for primarily advancing the development of the Avino mine and its operations and production, and to a lesser extent for the exploration and development of the Bralorne Mine Property, and for general working capital. All of the common shares and warrants in the Offering are being sold by the Company.

In addition, the Company granted to the representative of the Underwriters an option, exercisable in whole or in part at any time for a period of 45 days following September 21, 2018, to have the Underwriters purchase up to an additional 935,979 common shares and warrants to purchase up to 935,979 common shares at a public offering price of $0.65 per share, less the underwriting discount, to cover overallotments, if any.

The Offering is being made pursuant to the Company’s effective shelf registration statement on Form F-3 (Registration No. 333-226963) filed with the Securities and Exchange Commission (the “SEC”) on August 21, 2018, and declared effective on September 5, 2018. The Company has filed a final prospectus supplement, dated September 21, 2018, relating to the issuance and sale of the common shares and warrants with the SEC.

H.C. Wainwright & Co. is acting as the sole book-running manager for the Offering. Roth Capital Partners is acting as co-manager for the Offering. A.G.P./Alliance Global Partners is acting as a financial adviser for the Offering.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions.

In addition, pursuant to the terms of the Underwriting Agreement, each of the Company’s directors and executive officers have entered into “lock-up” agreements with the Underwriter that generally prohibit, without the prior written consent of the Underwriter, the sale, transfer or other disposition of securities of the Company for a period ending 90 days following September 21, 2018.

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The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

The Underwriting Agreement is filed as Exhibit 1.1 hereto and a copy of the form of Common Share Purchase Warrant is filed as Exhibit 4.1 hereto. The foregoing description of the terms of the Underwriting Agreement is qualified in its entirety by reference to such exhibit. A copy of the opinion of Salley Bowes Harwardt Law Corp. relating to the legality of the issuance and sale of the common shares and accompanying warrants in the Offering is attached as Exhibit 5.1 hereto.

Forward-Looking Statements

The statements in this report related to the completion, timing and size of the Offering are “forward-looking” statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to market conditions and the satisfaction of customary closing conditions related to the Offering. There can be no assurance that the Company will be able to complete the Offering on the anticipated terms, or at all.

Incorporation by Reference

The information set forth in this report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 as filed on August 21, 2018, and declared effective on September 5, 2018 (No. 333-226963).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: September 21, 2018	By:	/s/ Malcolm Davidson
Malcolm Davidson
Chief Financial Officer

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EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

1.1	Underwriting Agreement dated September 21, 2018 by and between Avino Silver & Gold Mines Ltd. and H.C. Wainwright & Co., LLC

4.1	Form of Common Share Purchase Warrant of Avino Silver & Gold Mines Ltd.

5.1	Opinion of Salley Bowes Harwardt Law Corp.

99.1	Press release of Avino Silver & Gold Mines Ltd. issued September 21, 2018.

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